

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 6, 2016

Via E-mail
Chad Sykes
Chief Executive Officer
Indoor Harvest Corporation
5300A East Freeway
Houston, Texas 77020

Re: Indoor Harvest Corp.
Registration Statement on Form S-1
Filed April 15, 2016
File No. 333-210789

Dear Mr. Sykes:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please include the dealer prospectus delivery obligation on the outside back cover page of your prospectus. See Item 502(b) of Regulation S-K.

2. We note your reference to Rule 416 in footnote 1 of the fee table and the disclosure in the third paragraph of the prospectus cover page that indicates that the number of shares issued may be greater than the 2,000,000 shares covered by this registration statement. Please note that Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued as a result of changes in the market price of your stock. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a

new registration statement to register those additional shares. Refer to Interpretation 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Plan of Distribution, page 49

3. Please revise your registration statement to identify Kodiak Capital Group, LLC as an underwriter. See Securities Act Sections Compliance and Disclosure Interpretations Question 139.22.

Exhibits, page 74

4. Please file as an exhibit the equity purchase agreement between Indoor Harvest Corp. and Kodiak Capital Group, LLC. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Michael Williams, Esq.